June 8, 2006

Zip+4 Code: 20549-0305

<u>Via Fax & U.S. Mail</u>
Terry D. Peterson, Chief Accounting Officer
Deluxe Corporation
3680 Victoria St. N.
Shoreview, Minnesota 55126

> **Re: Deluxe Corporation**
> **Form 10-K for the Year Ended December 31, 2005**
> **File 001-07945**

Dear Mr. Peterson:

We have reviewed your response letter dated May 23, 2006 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

<u>Form 10-K For the Fiscal Year Ended December 31, 2005</u>

We note your response to our prior comment #4. Based on your example, since these discounts are refundable on a pro-rata basis upon a customer's early termination, it appears that no liability is incurred until the additional payment is due, which appears to be at the continuation of the contract within a years time. Unless payments are non-refundable, it appears that you are grossing up the balance sheet in relation to the unpaid portion of your discounts. As such, please tell us your rationale and the basis in accounting literature for your approach or, if material, revise future filings.

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label "corresp" with a copy to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief-Accountant